February 23, 2018

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Anne Nguyen Parker, Esq., Julie Griffith, Esq., Aamira Chaudhry and Claire Erlanger

Re: Imperial Garden & Resort, Inc.

Registration Statement on Form F-1/A

Submitted on February 9, 2018

File No. 333-216694

Dear Ms. Parker, Ms. Griffith, Ms. Chaudhry and Ms. Erlanger:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated February 21, 2018 (the “Comment Letter”) relating to the Amendment No. 7 of the registration statement on Form F-1/A (the “Amendment No. 7”), which was submitted to the Commission by Imperial Garden & Resort, Inc. (the “Company” or “we”) on February 9, 2018.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Registration Statement on Form F-1/Amendment No. 8 (“Amendment No. 8”) to include various changes intended to address your comments.

Exhibits

Comment:

1. We note that you have an Investment Agreement dated April 21, 1995 between Yao-Teh International Recreation Co., Ltd. represented by Fun-Ming Lo, and Wei-Yuan Teng. Item 601(b)(10) of Regulation S-K requires the filing of every contract not made in the ordinary course of business as to which the registrant or subsidiary of the registrant is a party which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement. Item 601(b)(10)(ii) further requires the filing of any contract to which directors or officers named in the registration statement are parties. Please provide us with your analysis as to whether you are required to file this Investment Agreement.

Response:

The Company agrees with the Commission respecting the filing of such Investment Agreement (the “Investment Agreement”) dated April 21, 1995 by and between Yao-Teh International Recreation Co., Ltd. and Wei-Yuan Teng. The Company has filed the Investment Agreement as Exhibit 10.24 attached to Amendment No. 8. Please see page 81 of Amendment No. 8.

In addition, the Staff verbally inquired about the key terms of the understanding between Mr. Ta-Chih Kuo and Mr. Fun-Ming Lo respecting the stock transfer from Mr. Lo to Mr. Kuo and Ms. Shih-Han Liao, his domestic partner. The Company hereby summarizes the conversation between Mr. Lo and Mr. Kuo as following: around end of 2015 or beginning of 2016, Mr. Lo asked Mr. Kuo to help the Company register its ordinary shares with the Commission and list its ordinary shares on the Nasdaq Stock Exchange and Mr. Kuo would receive certain equity in the Company, the amount of which was not specified. As the registration and listing project progressed, in June 2017, Mr. Lo decided to award Mr. Kuo and his domestic partner an aggregate of approximately 22,365 shares of the Company as compensation for Mr. Kuo’s advisory services rendered to the Company. Mr. Kuo verbally accepted such award. On June 13, 2017, Mr. Lo executed the instruments necessary to effect such transfer.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Jay Kaplowitz, Esq., Jeff Cahlon, Esq. and Huan Lou, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,

Imperial Garden & Resort, Inc.

By: /s/ Fun-Ming Lo

Fun-Ming Lo

Chief Executive Officer